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Exhibit 4.29

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news release

PROGRESS REPORT ON THE MAGNOLA MAGNESIUM PLANT

Danville, Quebec: November 22, 2002 — Noranda Inc. today provided a progress report on its magnesium plant, located in Danville, Quebec.

UPDATE

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Currently there are 23 out of 24 electrolytic cells in operation at 70% of design power rate

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Production for the full year is forecasted at 25,000 tonnes of magnesium

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Progress has been temporarily slowed as a result of an electrolyte leak in one cell which was taken out of operation for repairs, blockages in the magnesium chloride prill transport system and damaged electrodes in the electrolysis cells

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Commercial production is now expected in the first quarter of 2003

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Expected total cost of the project currently remains unchanged at CDN$1.1 billion

Noranda Magnesium is a full-service magnesium supplier, offering a wide range of pure and alloy products and technical services and development support to its customers. Recycling services are offered to its alloy customers. The Magnola production facility is owned by Noranda Inc. (80%) and the Société générale de financement (20%) and is located in Danville, Quebec, with marketing and technical sales headquartered in Tennessee, as well as sales offices in Michigan, Illinois, Switzerland, Germany and Japan.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

CONTACT

Dale Coffin	Hélène V. Gagnon
Manager, External Communications	Director, Corporate & Public Affairs
Noranda Inc.	Noranda Inc.
416-982-7161	514-630-9342
coffind@noranda.com	gagnonhv@ntc.noranda.com

www.noranda.com

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news release
PROGRESS REPORT ON THE MAGNOLA MAGNESIUM PLANT